UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Psyence Biomedical Ltd.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

74449F209

(CUSIP Number)

December 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74449F209

1	NAME OF REPORTING PERSON White Lion Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,000*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.93%**
12	TYPE OF REPORTING PERSON OO

*	Consists of the deemed ownership of 100,000 common shares, no par value per share, of the Issuer (the “Common Shares”) issued pursuant to a purchase agreement.
**

Percentage calculated based on 1,120,070 Common Shares, consisting of (i) 845,060 Common Shares outstanding as of October 30, 2024, as reported by the Issuer in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 30, 2024 and its related 424B3 Prospectus filed on November 12, 2024 (File No. 333-282904), as adjusted to give effect to the 1:75 reverse share split that the Issuer effected on November 26, 2024, (ii) an additional 151,010 Common Shares issued by the Company in November 2024 as reported on the Company’s Form 6-K on December 4, 2024, and (iii) other shares issued in November 2024 under the Company’s Common Stock Purchase Agreement with the Reporting Person described in its Form 8-K filed on December 4, 2024.

Item 1(a)	Name of Issuer:

The name of the issuer is Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario, M5H 2K1, Canada

Item 2(a)	Name of Person Filing:

White Lion Capital, LLC

Item 2(b)	Address or Principal Business Office or, if none, Residence:

17631 Ventura Blvd., Suite 1008, Encino, CA 91316

Item 2(c)	Citizenship:

Nevada

Item 2(d)	Title of Class of Securities:

Common shares, no par value per share, of the Issuer

Item 2(e)	CUSIP Number:

74449F209

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in rows 5 through and including row 11 on the cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024	White Lion Capital, LLC

/s/ Sam Yaffa
Name: Sam Yaffa
Title: Managing Partner